Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES COMPLETION

OF SUBSTANTIAL ISSUER BID

Valcourt, Quebec, July 28, 2021 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today announced that it has taken up and paid for 3,381,642 subordinate voting shares (“Shares”) at a price of $103.50 per Share under BRP’s substantial issuer bid (“SIB”) to purchase for cancellation a number of its Shares for an aggregate purchase price not to exceed $350 million. All dollar amounts are in Canadian dollars.

The Shares purchased represent an aggregate purchase price of approximately $350 million and represented 4% of the total number of BRP’s issued and outstanding Shares and multiple voting shares as of July 27, 2021. After giving effect to the SIB, BRP will have 37,716,787 Shares and 42,954,979 multiple voting shares issued and outstanding.

A total of 2,444,950 Shares were taken up and purchased pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price and purchase price tenders had approximately 83% of their successfully tendered Shares purchased by BRP (other than “odd lot” tenders, which were not subject to proration). 936,692 Shares were taken up and purchased pursuant to proportionate tenders.

Beaudier Inc. and 4338618 Canada Inc. made proportionate tenders under the SIB in order to maintain their proportionate equity ownership interests in BRP. Upon completion of the SIB, they will respectively hold 13,407,688 and 8,937,848 multiple voting shares, representing approximately 27.23% and 18.15% of the voting power attached to all of the issued and outstanding Shares and multiple voting shares, and 16.62% and 11.08% of BRP’s issued and outstanding Shares and multiple voting shares.

Any Shares or multiple voting shares not purchased, including such Shares not purchased as a result of proration or Shares tendered pursuant to auction tenders at prices higher than the purchase price or invalidly tendered will be returned to shareholders as soon as practicable by the depositary.

Payment and settlement of the purchased Shares will be effected by Computershare Investor Services Inc. on or about August 3, 2021 in accordance with the SIB and applicable law.

Pursuant to the SIB, a deemed dividend in the amount of $99.35 per Share was triggered on the repurchase of each Share. The totality of the dividend deemed to have been paid by BRP to Canadian resident persons is designated as an “eligible dividend” for purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation.

The full details of the SIB are described in the offer to purchase and issuer bid circular dated June 18, 2021, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell BRP’s shares.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.0 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to the SIB, the timing of payment and settlement for Shares purchased under the SIB and the number of Shares and multiple voting shares expected to be issued and outstanding after completion of the SIB, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP or the powersports or marine industry to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in the offer to purchase and in BRP’s annual information form dated March 24, 2021.

For media enquiries:	For investor relations:

Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com